UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                Ingram Micro Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     457153
--------------------------------------------------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]




                                Page 1 of 7 Pages


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CUSIP NO. 457153                      13G                      Page 2 of 7 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO.

             Ingram Thrift Plan

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [x]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

             Tennessee

Number of Shares                    5.   SOLE VOTING POWER
Beneficially Owned
by Each Reporting                        2,967,680
Person With
                                    6.   SHARED VOTING POWER

                                         -0-

                                    7.   SOLE DISPOSITIVE POWER

                                         2,967,680

                                    8.   SHARED DISPOSITIVE POWER

                                         -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,967,680

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                           [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.1%

12. TYPE OF REPORTING PERSON

             EP

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CUSIP NO. 457153                      13G                      Page 3 of 7 Pages


Item 1(a).     Name of Issuer:

               Ingram Micro Inc. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1600 E. St. Andrew Place
               Santa Ana, CA 92705

Item 2(a).     Name of Person Filing:

               Ingram Thrift Plan

Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

               c/o Ingram Industries Inc.
               One Belle Meade Place
               4400 Harding Road
               Nashville, TN 37205

Item 2(c).     Citizenship:

               Tennessee

Item 2(d).     Title of Class of Securities:

               Class A Common Stock, par value $0.01 per share

Item 2(e).     CUSIP Number:

               457153

Item 3.        Type of Reporting Person:

               [ ] (a)    Broker or dealer registered under
                          Section 15 of the Securities Exchange
                          Act of 1934 (the "Act"),

               [ ] (b)    Bank as defined in Section 3(a)(6) of
                          the Act,

               [ ] (c)    Insurance Company as defined in Section
                          3(a)(1) of the Act,

               [ ] (d) Investment Company registered under Section 8 of the Investment Company Act,


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CUSIP NO. 457153                      13G                      Page 4 of 7 Pages


               [ ] (e)    Investment Adviser registered under
                          Section 203 of the Investment Advisers
                          Act of 1940,

               [x] (f)    Pension Fund which is subject to the
                          provisions of the Employee Retirement
                          Income Security Act of 1974 or Endowment
                          Fund; see 13d-1(b)(1)(ii)(F),

               [ ] (g)    Parent Holding Company, in accordance
                          with Rule 13d-1(b)(ii)(g); see Item 7,

               [ ] (h)    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.        Ownership:

               (a), (b) and (c)

               Based on information provided by the Company, as of December 31, 1999, there were outstanding 70,940,267 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), and 73,280,871 shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"). Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders, including the election of directors, and each share of Class B Common Stock entitles the holder to ten votes on each such matter. Except as required by applicable law, holders of the Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of the stockholders of the Company. The table below indicates beneficial ownership of Class A Common Stock as of December 31, 1999 of Ingram Thrift Plan. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, certain securities convertible into, or exchangeable for, shares of Class A Common Stock, may be deemed to be shares of Class A Common Stock for purposes of determining beneficial ownership. See footnote (1) below. Also indicated is the percentage of Common Equity (as defined below) owned by Ingram Thrift Plan as of such date.


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CUSIP NO. 457153                      13G                      Page 5 of 7 Pages


================================================================================
                                                    % Class          % Common
                                                   A Common           Equity
                             Beneficial            Stock at             at
                            Ownership at           12/31/99          12/31/99
                            12/31/99(1)               (1)               (2)
--------------------------------------------------------------------------------
Ingram Thrift Plan          2,967,680 (3)             4.2%              2.1%
================================================================================

(1) Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Ingram Thrift Plan is deemed as of any date to have "beneficial ownership" of any security that it has a right to acquire within 60 days after such date. For purposes of calculating the ownership percentage of Ingram Thrift Plan, any securities that any person other than Ingram Thrift Plan has the right to acquire within 60 days of such date are not deemed to be outstanding.

(2) "Common Equity" means the Class A Common Stock and the Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock.

(3) The Ingram Thrift Plan has sole voting and dispositive power with respect to all such shares.


Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).


Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person:

               N/A

Item 7.        Identification and Classification of the


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CUSIP NO. 457153                      13G                      Page 6 of 7 Pages


               Subsidiary Which Acquired the Security Being
                           Reported on by the Parent Holding
                           Company:

               N/A

Item 8. Identification and Classification of Members of the Group:

               N/A

Item 9.        Notice of Dissolution of Group:

                           N/A

Item 10.       Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    ---------

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CUSIP NO. 457153                      13G                      Page 7 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                                                 INGRAM THRIFT PLAN





                                                 By: /s/ Dennis T. Delaney
                                                     ---------------------------
                                                     Name: Dennis T. Delaney
                                                     Title: Trustee